Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2023

May 8, 2023

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated May 8, 2023 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2023 and 2022 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2023.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

- This MD&A includes an updated discussion of the risks associated with business integration and, in particular, the risks associated with integrating Copper Mountain Mining Corporation ("Copper Mountain") into our operations following closing of our proposed acquisition of Copper Mountain and uncertainties related to its potential impact on our financial condition, financial performance and cash flows, and supplements the discussion of these risks in our most recent Annual Information Form ("AIF").

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Notes to Reader" discussion beginning on page 49 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company with long-life assets in North and South America. Our Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Our Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. We have an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

First Quarter Operating and Financial Results; Production and Cost Guidance Reaffirmed

- Consolidated production in the first quarter included 22,562 tonnes of copper and 47,240 ounces of gold. Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1 were $0.85 and $1.83, respectively, representing an improvement of 23% and 20%, respectively, compared to 2022 levels.

- Reaffirmed full year 2023 consolidated production guidance of 100,000 to 128,000 tonnes of copper at a cash cost of $0.40 to $0.80 per pound1 and sustaining cash cost of $1.35 to $2.05 per pound1 as first quarter production was in line with quarterly cadence expectations.

- Peru operations successfully managed through a complex environment to maintain steady performance and produce 20,517 tonnes of copper in the first quarter. The Peru team remained focused on maintaining strong margins and achieved a cash cost per pound of copper produced, net of by-product credits1, of $1.36, which improved by 12% compared to the same period in 2022. Transportation and supply chains in Peru have normalized since mid-February and Constancia's concentrate inventory is now at normal levels, well ahead of schedule.

• Full mining activities resumed at the Pampacancha pit in February and the period of higher stripping from March to June is progressing well with mining of higher-grade ore now expected to commence late in the second quarter of 2023, slightly ahead of schedule.

- Manitoba operations produced 36,034 ounces of gold at a cash cost per ounce of gold produced, net of by-product credits1, of $938, which was affected by temporary challenges at the Lalor mine in the quarter that were partly offset by strong throughput and gold recoveries at the New Britannia mill.

• Lalor ore production reached 4,800 tonnes per day late in the first quarter and throughout April after implementing changes to improve stope fragmentation and load-haul-dump equipment availability, together with many production optimization initiatives underway at the mine.

- First quarter net earnings and earnings per share were $5.5 million and $0.02, respectively. After adjusting for a non-cash gain of $8.2 million related to a quarterly revaluation of our closed site environmental reclamation provision and a $6.1 million revaluation loss related to the gold prepayment liability, among other items, first quarter adjusted earnings1 per share were $0.00.

- Operating cash flow before change in non-cash working capital was $85.6 million and adjusted EBITDA1 was $101.9 million in the first quarter.

- Cash and cash equivalents increased during the first quarter to $255.6 million and were positively impacted by the steady operation of the Constancia mill throughout the transportation and supply chain interruptions earlier in the quarter and the successful conversion of concentrate inventory into cash during the quarter, ahead of schedule.

- Signed a new 10-year agreement for 100% renewable energy supply to Constancia, resulting in an expected 40% reduction in total Scope 1 and Scope 2 greenhouse gas emissions company-wide, in line with our climate change target of a 50% reduction by 2030.

Executing on Growth Initiatives and Prudent Financial Planning

- On April 13, 2023, Hudbay announced a definitive agreement (the "Arrangement Agreement") to acquire all issued and outstanding common shares of Copper Mountain, to create a 150,000-tonnes-per-year copper producer with three long-life mines in tier-one jurisdictions and a world-class pipeline of organic copper growth projects. The combined company will be the third largest Canadian copper producer and its complementary asset base and technical expertise is expected to unlock $30 million in annual operating efficiencies and corporate synergies over the course of three years.

- Three-year production guidance includes average annual copper production of 110,000 tonnes from Constancia and average annual gold production of more than 190,000 ounces from Snow Lake, a 23% and 30% increase, respectively, from 2022 levels.

- Received positive permitting update at Copper World from the Army Corps of Engineers ("ACOE") and the required state level permits continue to be expected in 2023. Pre-feasibility study for Phase I of the Copper World project is well-advanced and on track for mid-2023.

- Peru exploration activities resumed with a focus on drill permitting for highly prospective satellite properties while evaluating the potential for reserve expansion at Constancia and Pampacancha through future mining phases.

- Snow Lake exploration activities are prioritizing step-out drilling for new discoveries to support future growth in annual production and mine life extension.

- Lalor 2023 winter exploration program intersected numerous occurrences of disseminated copper sulfides over two kilometres down plunge, indicating the potential close proximity of copper-gold feeder zones similar to the deeper lenses at Lalor.

- The Stall recovery improvement program is on track for commissioning in May with ramp-up to higher metal recoveries by mid-2023.

- Nevada drill program is planned for late 2023 to test high-grade skarn and large porphyry targets identified through recent geophysical surveys on private land claims near Mason.

- To benefit from strong current gold prices, Hudbay deferred eight months of prepaid gold deliveries from 2023 into 2024, which is expected to increase our cash position by approximately $53 million in 2023 at prevailing gold prices.

- As an additional prudent measure to ensure free cash flow generation in 2023, we entered into a zero-cost collar program in April for approximately 10% of copper production expected in the second half of 2023 at a floor price of $3.95 per pound while providing upside to copper price increases up to $4.28 per pound.

- On track to deliver the discretionary spending reduction targets for 2023 with lower growth capital and exploration expenditures compared to 2022.

Summary of First Quarter Results

Cash generated from operating activities in the first quarter of 2023 increased to $71.3 million compared to $63.3 million in the same quarter of 2022. Protests and civil unrest in the southern Peru mining corridor impacted our Peru operations early in the first quarter; however, these disruptions have abated since mid-February. Transportation of Constancia's concentrate and critical supplies has since returned to normal. Despite the logistical challenges that impacted Peru, operating cash flow before change in non-cash working capital was $85.6 million during the first quarter of 2023, reflecting an increase of $8.0 million compared to the same period of 2022. Copper and zinc production during the quarter was lower than the comparative prior year period primarily due to the planned closure of the Company's 777 mine in June 2022.

Production in the first quarter of 2023 did not include any production from the 777 mine, which closed, as planned, in June 2022. The comparison in this paragraph excludes the production from the 777 mine in the first quarter of 2022 to illustrate the comparative performance of our current operations. Consolidated copper production in the first quarter of 2023 increased by 2% compared to the same period in 2022 primarily due to higher throughput and copper grades in Peru. Consolidated gold production in the first quarter of 2023 increased by 3% compared to the first quarter of 2022, due to higher Peru throughput and higher Lalor gold grades and recoveries at Stall and New Britannia. Consolidated silver production in the first quarter increased by 1% compared to the same period in 2022. Consolidated zinc production in the first quarter of 2023 declined by 27% due to the transition of mining toward the gold lenses at Lalor and a corresponding decrease of production from the base metal zones. For a comprehensive comparison to the prior period (which includes production from the 777 mine), please refer to "Manitoba Operations Review" section. First quarter production was in line with expectations, and we have reaffirmed our 2023 production guidance for all metals.

Net earnings and earnings per share in the first quarter of 2023 were $5.5 million and $0.02, respectively, compared to net earnings and earnings per share of $63.8 million and $0.24, respectively, in the first quarter of 2022. The 2023 first quarter results were positively impacted by a non-cash gain of $8.2 million related to the quarterly revaluation of our closed site environmental reclamation provision and a $5.0 million variable consideration adjustment with respect to stream revenue and accretion. These items were offset by a $6.1 million revaluation loss related to the gold prepayment liability.

Adjusted net earnings1 and adjusted net earnings per share1 in the first quarter of 2023 were $0.1 million and $0.00 per share, respectively, after adjusting for the non-cash revaluation gain of the environmental reclamation provision and the revaluation loss on the gold prepayment liability, among other items. This compares to adjusted net earnings and adjusted net earnings per share of $5.2 million, and $0.02 in the same period of 2022. First quarter adjusted EBITDA1 was $101.9 million, compared to $110.2 million in the same period of 2022.

In the first quarter of 2023, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.85, compared to $1.11 in the same period in 2022. This decrease was a result of lower mining, milling and selling and administrative expenses, partially offset by higher freight, treatment and refining charges, lower precious metal by-product credits and lower copper production. Consolidated cash cost per pound of copper produced, net of by-product credits1, was slightly above our 2023 guidance ranges primarily due to lower production in the first quarter. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.83 in the first quarter of 2023 compared to $2.29 in the same period in 2022. This decrease was primarily due to the same reasons outlined above as well as lower cash sustaining capital expenditures in Peru. Both measures are expected to further decline in future quarters with higher expected copper production and contributions from precious metal by-product credits. We are reaffirming its full year 2023 consolidated cash cost and sustaining cash cost guidance.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $2.07 in the first quarter of 2023, lower than $2.54 in the same period in 2022, due to the same reasons outlined above as well as lower corporate selling and administrative expenses.

As at March 31, 2023, our liquidity includes $255.6 million in cash as well as undrawn availability of $355.4 million under our revolving credit facilities. We expect that our current liquidity combined with cash flow from operations, will be sufficient to meet our liquidity needs for the foreseeable future.

* Mining activities at 777 were completed in June 2022

1 Adjusted net earnings (loss) and adjusted net earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands)	Mar. 31, 2023	Dec. 31, 2022
Cash	$255,563	$225,665
Total long-term debt	1,225,023	1,184,162
Net debt[1]	969,460	958,497
Working capital[2]	100,987	76,534
Total assets	4,367,982	4,325,943
Equity	1,574,521	1,571,809

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the interim consolidated financial statements.

Financial Performance	Three months ended
(in $ thousands, except per share amounts or as noted below)	Mar. 31, 2023	Mar. 31, 2022
Revenue	$295,219	$378,619
Cost of sales	228,706	293,351
Earnings before tax	17,430	88,861
Net earnings	5,457	63,815
Basic and diluted earnings per share	0.02	0.24
Adjusted earnings per share[1]	0.00	0.02
Operating cash flow before changes in non-cash working capital[2]	85.6	77.6
Adjusted EBITDA[1,2]	101.9	110.2

1 Adjusted earnings per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 In $ millions.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Mar. 31, 2023			Mar. 31, 2022
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	20,517	2,045	22,562	19,166	5,536	24,702
Gold	oz	11,206	36,034	47,240	10,789	43,167	53,956
Silver	oz	552,167	150,642	702,809	505,568	278,789	784,357
Zinc	tonnes	-	9,846	9,846	-	22,252	22,252
Molybdenum	tonnes	289	-	289	207	-	207
Payable metal sold
Copper	tonnes	16,316	2,225	18,541	16,825	3,784	20,609
Gold[2]	oz	11,781	37,939	49,720	14,452	33,891	48,343
Silver[2]	oz	392,207	149,677	541,884	636,133	228,458	864,591
Zinc[3]	tonnes	-	5,628	5,628	-	17,306	17,306
Molybdenum	tonnes	254	-	254	213	-	213

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 For the three months ended March 31, 2023 this metric includes payable zinc in concentrate sold. For the three months ended March 31, 2022, this metric also included payable refined zinc metal sold.

KEY COST RESULTS

		Three months ended		Guidance
		Mar. 31, 2023	Mar. 31, 2022	Annual 2023
Peru cash cost per pound of copper produced
Cash cost [1]	$/lb	1.36	1.54	1.05 - 1.30
Sustaining cash cost [1]	$/lb	2.12	2.27
Manitoba cash cost per ounce of gold produced
Cash cost [1]	$/oz	938	416	500 - 800
Sustaining cash cost [1]	$/oz	1,336	1,187
Consolidated cash cost per pound of copper produced
Cash cost [1]	$/lb	0.85	1.11	0.40 - 0.80
Sustaining cash cost [1]	$/lb	1.83	2.29	1.35 - 2.05
All-in sustaining cash cost [1]	$/lb	2.07	2.54

1 Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

RECENT DEVELOPMENTS

Combination with Copper Mountain to Create a Premier Americas-Focused Copper Producer

On April 13, 2023, Hudbay entered into the Arrangement Agreement to acquire all of the issued and outstanding common shares of Copper Mountain (the "Transaction").

Upon completion, the Transaction will create a premier Americas-focused copper mining company with annual copper production of 150,000 tonnes, based on 2023 production guidance, from three long-life mines and a world-class pipeline of organic copper growth projects. The combined company will represent the third largest copper producer in Canada based on 2023 estimated copper production, and its complementary assets are expected to unlock $30 million in annual operating efficiencies and corporate synergies over the course of three years. The combined company will be well-positioned to deliver sustainable cash flows with compelling organic growth and the opportunity for a valuation re-rate as a larger, more diversified copper producer with enhanced liquidity. The Transaction meets Hudbay's stringent financial and strategic acquisition criteria for pursing value accretive opportunities and the incremental diversified cash flows will further strengthen our balance sheet and support our deleveraging initiatives.

Under the terms of the Transaction, Copper Mountain shareholders will receive 0.381 of a Hudbay common share for each Copper Mountain common share held, representing approximately C$2.67 per Copper Mountain common share and a US$439 million equity value based on Hudbay's closing share price on April 12, 2023. The Transaction will be implemented by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia). In addition to court approval, the Transaction is subject to customary closing conditions, including approval by Hudbay and Copper Mountain shareholders and approval under the Competition Act (Canada). The Transaction is expected to close by late June 2023.

100% Renewable Power Supply at Constancia

During the first quarter of 2023, Hudbay signed a new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to our Constancia operations in Peru. The agreement will come into effect in January 2026 following the conclusion of Constancia's existing power supply agreement. The agreement provides several improvements over the existing power supply contract, including improved flexibility in power supply levels, lower contracted costs and guaranteed supply to meet fluctuating demand requirements and no penalties for reduced usage. Total Scope 1 and Scope 2 greenhouse gas ("GHG") emissions company-wide at our current operations are expected to decline by 40% during the life of the contract, positioning us well to achieve our 2030 climate change target of a 50% reduction in Scope 1 and Scope 2 GHG emissions.

Copper World Positive Permitting Update; Pre-Feasibility Study Well-Advanced

In March 2023, we received confirmation from the ACOE that our previous surrender of the Section 404 Clean Water Act permit for the former Rosemont project ("404 Permit") was formally accepted and revoked as requested. The ACOE also reaffirmed the validity of the March 2021 approved jurisdictional determinations whereby the ACOE determined there are no waters of the U.S. in the area submitted for analysis, which is consistent with internal studies that also contemplate the full Copper World area.

We surrendered the 404 Permit to the ACOE in April 2022 as there is no evidence of jurisdictional waters of the U.S. on the former Rosemont project site. In May 2022, Judge Soto from the U.S. District Court for the District of Arizona issued a favourable ruling that affirmed Hudbay's surrender of the 404 Permit was effective and that the new Copper World project is not connected to the previous federal permitting process.

We commenced the permitting process for Copper World with the approval of a Mined Land Reclamation Plan in May 2022. This approval by the Arizona State Mine Inspector was challenged in state court but the challenge was dismissed in May 2023 as having no basis.

In late 2022, we submitted the state-level applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. We continue to expect to receive these two outstanding state permits in 2023.

In May 2023, the Arizona Corporation Commission approved an amendment to the Certificate of Environmental Compatibility ("CEC") authorizing the electric transmission line to site. The CEC was granted for the Rosemont project in 2012 and the amendment removed the requirements for federal permits so that the CEC can be used to construct the transmission line for Copper World.

Clearing and grading work to prepare for the development of Copper World continues at site, including the construction of roads and other facilities. Phase I of Copper World reflects an operation with processing infrastructure on Hudbay's private lands and mining occurring on patented mining claims, requiring only state and local permits. Pre-feasibility activities for Phase I are well-advanced and a pre-feasibility study is expected to be released in mid-2023. Upon receipt of the state level permits, we expect to evaluate a bulk sampling program at Copper World to continue to de-risk the project by testing grade continuity, variable cut-off effectiveness and metallurgical strategies. We also intend to initiate a minority joint venture partner process following receipt of permits, which will allow the potential joint venture partner to participate in the funding of definitive feasibility study activities in 2024 as well as in the final project design for Copper World.

Continued Focus on Free Cash Flow Generation

We were successful in ensuring steady operation of the Constancia mill throughout the Peru transportation and supply chain interruptions experienced earlier in the quarter. This was achieved through effective logistical risk mitigation plans and with the continued strong support from our local communities. Despite building up excess concentrate inventories at site in February, we successfully reduced concentrate inventories throughout March, well ahead of schedule, which improved sales volumes and cash flow during the quarter.

With a focus on generating positive cash flow and strong returns on invested capital in 2023, we are committed to deleveraging and disciplined capital allocation. In an effort to receive full exposure to current strong gold prices, we amended our gold forward sale and prepay agreements during the first quarter of 2023 to defer eight months of deliveries starting with February 2023. Deliveries of the outstanding 37,500 ounces of gold will resume in fixed monthly amounts starting October 2023 and continue until August 2024. The deferral of gold deliveries is expected to increase our cash position in 2023 by approximately $53 million at prevailing gold prices as part of our continued focus on reducing net debt.

As an additional prudent measure to ensure free cash flow generation and continued financial discipline in 2023, we successfully extended our existing quotational period hedging program in the first quarter for approximately 8,000 tonnes of contained copper in the previously unsold concentrate inventory in Peru to lock in prevailing copper prices. In addition, in April 2023, the Company entered into a zero-cost collar program for approximately 10% of copper production expected in the second half of 2023. The program is for 1,200 tonnes of copper per month for six months starting in July 2023 and establishes a floor price of $3.95 per pound while providing upside to increases in the copper price up to a maximum of $4.28 per pound.

The Company is on track to deliver our discretionary spending reduction targets by reducing growth capital and exploration spending in Arizona, Manitoba and Peru in 2023 compared to 2022. Total growth capital expenditures in the first quarter of 2023 were approximately $16.3 million, a 22% reduction from the fourth quarter of 2022. Total exploration expenses for 2023 are on track to be in line with annual guidance of $20 million, a 42% decrease from 2022 levels.

Annual Reserve and Resource Update

We provided our annual mineral reserve and resource update on March 30, 2023. Current mineral reserve estimates at Constancia total 492 million tonnes at 0.30% copper with approximately 1.5 million tonnes of contained copper. The expected mine life of Constancia has been maintained and extends until 2038. The copper contained in measured and indicated mineral resources has increased in 2023 due to success in converting inferred mineral resources.

Current mineral reserve estimates in Snow Lake total 18 million tonnes with approximately 2.1 million ounces in contained gold, and the expected mine life of the Snow Lake operations has been maintained and extends until 2038. With the Snow Lake operations achieving higher production levels after the full ramp-up of the New Britannia mill in 2022 and the transition of the Flin Flon workforce and equipment to the Lalor mine, exploration activities are now prioritizing step-out drilling to identify opportunities for meaningful additions to the mineral resource base to support future growth. Total gold contained in inferred resources was unchanged at 1.7 million ounces, which provides the potential to maintain strong production levels beyond 2030 and further extend the mine life in Snow Lake.

We released our updated three-year production guidance with our annual mineral reserve and resource update, as presented below. Annual production at our Constancia operations is expected to average approximately 110,000 tonnes of copper and 87,000 ounces of gold over the next three years, representing a 23% and 49% increase, respectively, from 2022 levels. Annual gold production from Snow Lake is expected to average more than 190,000 ounces over the next three years, which represents a further increase of 30% from 2022 levels.

3-Year Production Outlook Contained Metal in Concentrate and Doré[1,2]		2023 Guidance	2024 Guidance	2025 Guidance
Peru
Copper	tonnes	91,000 - 116,000	107,000 - 132,000	94,000 - 120,000
Gold	oz	83,000 - 108,000	96,000 - 117,000	53,000 - 64,000
Silver	oz	2,210,000 - 2,650,000	2,600,000 - 3,100,000	2,400,000 - 3,000,000
Molybdenum	tonnes	1,300 - 1,600	1,600 - 1,900	1,400 - 1,700

Manitoba
Gold	oz	175,000 - 205,000	175,000 - 205,000	175,000 - 225,000
Zinc	tonnes	28,000 - 36,000	35,000 - 43,000	35,000 - 45,000
Copper	tonnes	9,000 - 12,000	9,000 - 13,000	7,000 - 11,000
Silver	oz	750,000 - 1,000,000	800,000 - 1,000,000	900,000 - 1,200,000

Total
Copper	tonnes	100,000 - 128,000	116,000 - 145,000	101,000 - 131,000
Gold	oz	258,000 - 313,000	271,000 - 322,000	228,000 - 289,000
Zinc	tonnes	28,000 - 36,000	35,000 - 43,000	35,000 - 45,000
Silver	oz	2,960,000 - 3,650,000	3,400,000 - 4,100,000	3,300,000 - 4,200,000
Molybdenum	tonnes	1,300 - 1,600	1,600 - 1,900	1,400 - 1,700

1 Metal reported in concentrate and doré is prior to treatment or refining losses or deductions associated with smelter terms.

2 Guidance is inclusive of Hudbay's currently owned properties as at March 31, 2023 and does not include any production from Copper Mountain.

Exploration Update

Constancia and Pampacancha In-Mine Exploration

We are completing a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves. We are also completing a drill program at the Pampacancha deposit to test mineral reserve extension potential. The results from these drill programs and technical and economic evaluations are expected to be incorporated in the next annual mineral reserve and resource update.

Maria Reyna and Caballito Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. We commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. Surface investigation activities together with baseline environmental and archaeological activities necessary to support drill permit applications have been completed. Drill permit applications are expected to be submitted in the coming months. Surface mapping and geochemical sampling confirm that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Lalor Near-Mine Exploration

Hudbay commenced a winter drill program in January 2023 with four drill rigs testing the down-plunge gold and copper extensions of the Lalor deposit, in the first step-out drilling in the deeper zones at Lalor since the initial discovery of the gold and copper-gold zones in 2009 and 2010. This initial campaign consisted of eight widely spaced drill holes over a distance of two kilometres. Seven of the drill holes reached their planned minimum depth of 1,500 metres prior to the spring thaw that necessitated an early end of the program. All these drill holes intersected the zone of strong alteration known to host the Lalor mineralization and have shown many occurrences of disseminated copper sulfides indicating the potential close proximity of one or more higher grade copper-gold feeder zones similar to Lens 27 currently in production at Lalor. Furthermore, three of the holes have shown better mineral endowment with several intercepts of a minimum of four metres of copper mineralization. Although assay results are pending, these initial results are very encouraging indications that the rocks hosting the rich Cu-Au mineralization at Lalor continue down plunge. Geophysical borehole surveying will be completed on all drill holes and will help refine the targets for the next phase of drilling to be conducted in early 2024.

One additional drill rig is testing a geophysical anomaly located within 400 metres of existing Lalor underground infrastructure. Four drill holes were completed during the winter drill program and assay results from base metal and copper-gold mineralized intercepts identified from core logging are pending.

Flin Flon Tailings Reprocessing Opportunity

In 2021, Hudbay identified the opportunity to reprocess Flin Flon tailings where in excess of 100 million tonnes of tailings have been deposited for over 90 years. The company completed confirmatory drilling in 2022 which covered about two-thirds of the facility. The results indicated higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade. Hudbay is completing metallurgical test work and evaluating metallurgical technologies to assess the processing viability of the Flin Flon tailings.

Mason Exploration

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. We completed a PEA in 2021 which demonstrated robust project economics from a 27-year mine life operation. There is opportunity to further enhance the project economics through exploration for higher grade satellite deposits on our prospective land package near Mason, including Mason Valley. The Mason Valley property hosts several historical underground copper mines that were in production in the early 1900s. Much of the Mason Valley property is located on Hudbay's wholly owned private lands within 15 kilometres of the planned processing infrastructure for the Mason project and contains highly prospective skarn mineralization. A conductivity-resistivity IP ground survey conducted in the fourth quarter of 2022 was successful in identifying the mineralization associated with the historical mines and confirmed the potential for both high-grade skarn targets as well as a large porphyry target below the historical mines. These results, in combination with a re-interpretation of geological data from past operating mines and previous exploration data, will be used to finalize a drill plan to test these targets in late 2023.

Senior Management Team Appointments

In March 2023, Hudbay promoted Javier Del Rio to Senior Vice President, South America and USA and Olivier Tavchandjian to Senior Vice President, Exploration and Technical Services. In March 2023, Hudbay appointed Warren Flannery as Vice President, Business Planning and Reclamation.

Mr. Del Rio joined Hudbay in 2010 and has been instrumental in establishing and growing the company's Peruvian business, and in early 2022, he assumed responsibility for Hudbay's Arizona business unit. He has over 30 years of mining experience and prior to joining Hudbay, he held management positions in business planning, optimization processes and business analysis with Newmont Mining Corporation in the USA and Peru.

Mr. Tavchandjian has been a key member of Hudbay's senior management team since 2017, leading Hudbay's exploration strategy and adding significant value through growing the mineral resources and reserves at all the company's key assets. He assumed responsibility for Hudbay's technical services function in April 2022, has more than 30 years of experience in strategic and life of mine planning and has provided invaluable support to the operations and corporate development teams.

Mr. Flannery is responsible for capital planning and operations strategy, as well as reclamation and non-producing facilities. He is an experienced mining professional with nearly 30 years of extensive experience in mine operations, planning and project development at global mining companies, including Vale Inco, Barrick, PotashCorp and Falconbridge. Prior to joining Hudbay, he was head of the Mining Technical group at CIBC's global mining corporate and investment banking arm for ten years, working on a broad range of capital markets financing and advisory mandates.

PERU OPERATIONS REVIEW

		Three months ended
		Mar. 31, 2023	Mar. 31, 2022
Constancia ore mined[1]	tonnes	3,403,181	6,908,151
Copper	%	0.34	0.32
Gold	g/tonne	0.04	0.04
Silver	g/tonne	2.52	3.22
Molybdenum	%	0.01	0.01
Pampacancha ore mined[1]	tonnes	897,295	847,306
Copper	%	0.49	0.27
Gold	g/tonne	0.52	0.43
Silver	g/tonne	5.12	4.06
Molybdenum	%	0.01	0.01
Total ore mined	tonnes	4,300,476	7,755,457
Strip ratio[2]		1.84	1.10

Ore milled	tonnes	7,663,728	7,213,833
Copper	%	0.33	0.31
Gold	g/tonne	0.08	0.08
Silver	g/tonne	3.69	3.26
Molybdenum	%	0.01	0.01
Copper concentrate	tonnes	95,448	81,608
Concentrate grade	% Cu	21.50	23.48
Copper recovery	%	81.7	85.3
Gold recovery	%	56.8	59.8
Silver recovery	%	60.7	66.9
Molybdenum recovery	%	34.8	21.1
Combined unit operating costs[3,4,5]	$/tonne	11.47	12.37

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

5 Excludes approximately $0.0 million, or $0.00 per tonne, of COVID-19 related costs during the three months ended March 31, 2023 and $2.3 million, or $0.32 per tonne, of COVID-19 related costs during the three months ended March 31, 2022.

Total ore mined in the first quarter of 2023 decreased by 45% compared to the same period in 2022 mainly due to the processing of stockpiles in order to ration fuel during protests and civil unrest in Peru that occurred in early 2023. Since mid-February, transportation of Constancia's concentrate and critical supplies has returned to normal.

Full mining activities resumed in the Pampacancha pit in February and the period of higher stripping from March to June is progressing well with mining of higher-grade ore now expected to resume late in the second quarter of 2023, slightly ahead of the original schedule.

The logistical risk mitigation plans implemented during the first quarter, together with strong continued support from our local communities, enabled our plant to continue to operate uninterrupted at full capacity supplemented with approximately 3.9 million tonnes of stockpiled ore. Ore milled during the first quarter of 2023 was 6% higher than the same period in 2022 mainly due to a planned plant maintenance shutdown during the comparative 2022 quarter. Milled copper grades increased by 6% in the first quarter of 2023 compared to the same period in 2022 due to higher head grades from both Pampacancha and Constancia but were lower than the fourth quarter of 2022 due to the processing of lower-grade stockpiles as discussed above. We expect to continue to process a significant amount of stockpiles during the second quarter of 2023 while we are completing the planned three-month stripping period in the Pampacancha pit, in line with our mine plan.

Recoveries of copper, gold and silver during the first quarter of 2023 were 4%, 5% and 9% lower, respectively, than the comparative 2022 period due to higher levels of impurities in stockpile ore. Similar declines in recoveries were noted relative to the fourth quarter of 2022 for the same reason.

Combined mine, mill and G&A unit operating costs in the first quarter of 2023 were 7% lower primarily due to lower mining costs.

Contained metal in concentrate produced		Three months ended		Guidance
		Mar. 31, 2023	Mar. 31, 2022	Annual
				2023
Copper	tonnes	20,517	19,166	91,000 - 116,000
Gold	oz	11,206	10,789	83,000 - 108,000
Silver	oz	552,167	505,568	2,210,000 - 2,650,000
Molybdenum	tonnes	289	207	1,300 - 1,600

First quarter 2023 production of copper, gold, silver and molybdenum was 7%, 4%, 9% and 40% higher, respectively, than the comparative period in 2022 due to higher throughput, copper and silver grades and higher molybdenum recoveries. Due to the mine plan adjustments made in the first quarter of 2023 and a period of higher stripping activities in the Pampacancha pit in the second quarter of 2023, we continue to expect 2023 Peru production to be higher in the second half of 2023 and we are on track to achieve full year 2023 Peru production guidance.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Guidance
		Mar. 31, 2023	Mar. 31, 2022	Annual 2023
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.36	1.54	1.05 - 1.30
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.12	2.27

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2023 was $1.36, a decrease of 12% compared to the same period in 2022 due to lower mining costs, higher capitalized stripping, higher molybdenum by-product credits and higher copper production. This was partially offset by higher fuel prices and labour costs as well as higher freight and treatment and refining costs. Despite the decline from the comparative 2022 period, this cost measure remains slightly above the upper end of our 2023 guidance range. However, cash cost per pound of copper produced, net of by-product credits, is expected to decline and full year cash costs are expected to remain within the 2023 guidance range with higher expected copper production and contributions from precious metal by-product credits later this year.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the first quarter of 2023 was 7% lower than the comparative 2022 period primarily due to the same factors affecting cash cost noted above, partially offset by higher sustaining capital expenditures.

Metal Sold

		Three months ended
		Mar. 31, 2023	Mar. 31, 2022
Payable metal in concentrate
Copper	tonnes	16,316	16,825
Gold	oz	11,781	14,452
Silver	oz	392,207	636,133
Molybdenum	tonnes	254	213

As noted above, transportation of Constancia's concentrate has normalized since mid-February 2023. As a result, we have significantly decreased the level of concentrate inventories at site to less than 7,000 wet metric tonnes as of the end of March from a peak of 47,000 wet metric tonnes in mid-February. Concentrate was transported to the port at a significantly higher rate than normal, and despite completing several port shipments in March well ahead of schedule, slightly elevated concentrate inventory remained at the port at the end of March. We continued to complete several shipments in April and concentrate inventory at the port reached normal levels by mid-April.

Peru's copper, gold and silver sales in the first quarter of 2023 were impacted by higher-than-normal unsold copper concentrate inventory levels, as described above. Furthermore, payable gold and silver sales during the first quarter of 2023 were 18% and 38% lower, respectively, than the corresponding period in 2022 due to a precious metal stream sale that settled shortly after the March 31, 2023 cutoff. Payable gold and silver included in this sale was approximately 4.5 thousand ounces of gold and 341 thousand ounces of silver.

MANITOBA OPERATIONS REVIEW

		Three months ended
		Mar. 31, 2023	Mar. 31, 2022[1]
Lalor ore mined	tonnes	373,599	386,752
Gold	g/tonne	3.96	3.76
Copper	%	0.57	0.80
Zinc	%	3.32	4.06
Silver	g/tonne	18.24	22.94
New Britannia ore milled	tonnes	143,042	124,176
Gold	g/tonne	6.05	5.63
Copper	%	0.61	0.86
Zinc	%	0.76	0.85
Silver	g/tonne	22.39	22.03
Copper concentrate	tonnes	5,556	6,952
Concentrate grade	% Cu	14.29	13.70
Copper recovery - concentrate	%	91.7	89.0
Gold recovery - concentrate	%	62.0	61.4
Silver recovery - concentrate	%	61.9	63.4
Contained metal in concentrate produced
Gold	oz	17,235	13,820
Copper	tonnes	794	953
Silver	oz	63,769	55,757
Metal in doré produced[2]
Gold	oz	5,387	6,280
Silver	oz	11,578	10,046
Stall ore milled	tonnes	242,619	273,125
Gold	g/tonne	2.78	3.07
Copper	%	0.59	0.81
Zinc	%	4.81	5.78
Silver	g/tonne	17.14	23.68
Copper concentrate	tonnes	6,645	9,328
Concentrate grade	% Cu	18.83	20.51
Zinc concentrate	tonnes	19,198	26,469
Concentrate grade	% Zn	51.29	51.06
Copper recovery	%	87.0	86.7
Zinc recovery	%	84.4	85.7
Gold recovery	%	61.9	55.8
Silver recovery	%	56.3	58.6
Contained metal in concentrate produced
Gold	oz	13,412	15,062
Copper	tonnes	1,251	1,914
Zinc	tonnes	9,846	13,516
Silver	oz	75,295	121,888

1 The 777 mine and Flin Flon concentrator information is not disclosed in the table above. The relevant comparative information can be found on page 55 in the Summary of Results section in this MD&A.

2 Doré includes slag and carbon fines in Q1 2023.

Unit Operating Costs[1]		Three months ended
		Mar. 31, 2023	Mar. 31, 2022[4]
Lalor	C$/tonne	136.58	126.42
New Britannia	C$/tonne	81.98	93.78
Stall	C$/tonne	34.33	30.20
Combined mine/mill unit operating costs[2,3]
Manitoba	C$/tonne	216	176[5]

1 Reflects costs per tonne of ore mined/milled.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

4 The Flin Flon concentrator was decommissioned in Q3 2022. The relevant comparative information can be found on page 55 in the Summary of historical information in this MD&A.

5 Combined mine/mill unit operating costs shown for Q1 2022 included the Flin Flon operations and are not directly comparable to the current costs with only Snow Lake operations.

Our Manitoba team continues to advance a number of key initiatives to support higher production levels and improved metal recoveries at our Snow Lake operations and have made significant progress in building longhole inventory, optimizing the development drift size and focusing on shaft availability improvements to enable more ore to be hoisted to surface while minimizing inefficient trucking of ore via the ramp. The first phase of the Stall mill recovery project, consisting of new cyclone packs, state-of-the-art Jameson Cells on the copper and zinc circuits and process control improvements, is on track for commissioning in May with ramp-up to higher metal recoveries expected by mid-2023.

Lalor's ore production in the first quarter was impacted by stope muck fragmentation issues that created delays at the rock breakers and low load-haul-dump equipment availability in March. We implemented changes to improve stope fragmentation and load-haul-dump equipment availability, which together with the many production optimization initiatives underway at Lalor, resulted in Lalor achieving higher production levels of 4,800 tonnes per day late in the first quarter and throughout April.

Ore mined at our Manitoba operations during the first quarter of 2023 was 42% lower than the same period in 2022 mainly due to the planned closure of 777 in June 2022 which resulted in a significant decline in ore mined in the first quarter compared to the prior year period, which benefited from the full contribution of 777 mine production. Excluding 777 production, Lalor mined ore in the first quarter was 3% lower than the same period in 2022 due to the temporary issues noted above. Gold grades mined during the first quarter of 2023 were 5% higher than the same period in 2022. Copper, zinc and silver grades mined at Lalor during the first quarter of 2023 were 29%, 18% and 20% lower, respectively, compared to the same period in 2022, consistent with the mine plan.

Total mine unit operating costs during the first quarter of 2023 increased by 8% compared to the same period in 2022 due to lower ore production volumes and inflationary cost pressures on materials and consumables.

The Stall mill processed 11% less ore in the first quarter of 2023 compared to the same period in 2022, which was in line with Lalor's reduced production of base metal ore. The higher volume of mined gold ore was processed at the New Britannia mill. Stall mill recoveries were consistent with the metallurgical model for the head grades delivered. Compared to the same period in 2022, unit operating costs at the Stall mill were 14% higher due to the lower volume of ore processed.

The New Britannia mill continued to achieve consistent production above its nameplate capacity in the first quarter of 2023, averaging approximately 1,590 tonnes per day. We continue to advance improvement initiatives at New Britannia with a focus on reducing reagent and grinding media consumption. These initiatives entail minimal capital outlays while further improving overall metal recoveries and copper concentrate grades.

Combined mine, mill and G&A unit operating costs in the first quarter of 2023 increased by 23%, compared to the same period in 2022 reflecting inflationary cost pressures on materials and consumables, lower mine throughput as described above, and the standalone cost structure of Lalor compared to the same period in 2022, which included operating costs for both Lalor and the lower cost 777 mine.

The zinc plant in Flin Flon permanently ceased operations in June 2022. Domestic zinc concentrate treated and refined zinc metal produced during the first quarter of 2022 were 41,723 tonnes and 20,063 tonnes, respectively, with no production in the comparative 2023 period. The associated zinc plant unit operating costs in the first quarter of 2022 were C$0.62/lb. Closure activities commenced in the third quarter of 2022 and continue to progress safely during 2023.

		Three months ended		Guidance
Contained metal in concentrate and doré produced[1]		Mar. 31, 2023	Mar. 31, 2022	Annual
				2023
Gold[2]	oz	36,034	43,167	175,000 - 205,000
Copper	tonnes	2,045	5,536	9,000 - 12,000
Zinc	tonnes	9,846	22,252	28,000 - 36,000
Silver[3]	oz	150,642	278,789	750,000 - 1,000,000

1 Metal reported in concentrate is prior to deductions associated with smelter terms.

2 Gold production guidance includes gold contained in concentrate produced and gold in doré.

3 Silver production guidance includes silver contained in concentrate produced and silver in doré.

Metal production during the first quarter of 2023 was lower than the comparative 2022 period due to lower volumes from the closure of 777 mine in June 2022 and lower copper, zinc and silver grades at Lalor, partially offset by higher gold grades and higher gold recoveries at New Britannia. Manitoba's production of copper, gold, silver and zinc in the first quarter of 2023 was lower by 63%, 17%, 46% and 56%, respectively, than the comparative 2022 period for the reasons outlined above.

With the completion of a number of key initiatives aimed to support higher production levels at Lalor, improved metal recoveries at the mills and a prioritization of mining higher gold grade zones at Lalor throughout the year, as planned, full year Manitoba production of all metals remains on track to achieve guidance ranges for 2023.

* Mining activities at 777 were completed in June 2022

* Mining activities at 777 were completed in June 2022

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Guidance
				Annual
		Mar. 31, 2023	Mar. 31, 2022	2023
Cost per pound of gold produced
Cash cost per ounce of gold produced, net of by-product credits [1,2]	$/oz	938	416	500 - 800
Sustaining cash cost per ounce of gold produced, net of by-product credits [1,2]	$/oz	1,336	1,187

1 Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits were introduced in 2022 and do not have a published comparative.

Cash cost per ounce of gold produced, net of by-product credits, in the first quarter of 2023 was $938, an increase of 125% from the comparative 2022 period, primarily due to lower throughput from Stall mill, lower by-product credits, and higher treatment and refining charges. This was partially offset by lower mining, milling, G&A, freight costs and the elimination of zinc refining costs due to the closure of 777 and the zinc plant in June 2022. Cash cost per ounce of gold produced, net of by-product credits in the first quarter of 2023 was 17% above the upper end of our 2023 guidance range; however, it was impacted by temporary production issues at Lalor and lower by-product credits, as mentioned earlier, and we expect this cost measure to decline throughout 2023. Full year cash costs are expected to decline to be within the 2023 guidance range with increasing gold production throughout the year from higher grades and throughput at Lalor and the completion of the Stall recovery project in the second quarter, as planned.

Sustaining cash cost per ounce of gold produced, net of by-product credits, for the first quarter of 2023 was $1,336, an increase of 13% from the comparative 2022 period primarily due to the same factors affecting cash cost noted above, partially offset by lower sustaining capital expenditures.

Metal Sold

		Three months ended
		Mar. 31, 2023	Mar. 31, 2022
Payable metal in concentrate and doré
Gold	oz	37,939	33,891
Copper	tonnes	2,225	3,784
Zinc [1]	tonnes	5,628	17,306
Silver	oz	149,677	228,458

1 Includes refined zinc metal and payable zinc in concentrate sold.

Sales of copper, silver, and zinc during the three months ended March 31, 2023 were lower than the comparable period in 2022 due to the same factors affecting production noted above. Gold sales during 2023 were 12% higher than the comparative period due to higher gold grades and throughput at New Britannia mill.

FINANCIAL REVIEW

Financial Results

In the first quarter of 2023, we recorded a net profit of $5.5 million compared to a net profit of $63.8 million in the first quarter of 2022, representing a reduction in profit of $58.3 million.

The following table provides further details on these variances:

(in $ millions)	Three months ended March 31, 2023
Increase (decrease) in components of profit or loss:
Revenues	(83.4)
Cost of sales
Mine operating costs	51.0
Depreciation and amortization	13.7
Selling and administrative expenses	2.6
Exploration expenses	10.4
Re-evaluation adjustment - environmental obligation	(71.6)
Other expenses	4.1
Net finance expense	1.8
Tax expense	13.1
Reduction in profit for the period	(58.3)

Revenue

Revenue for the first quarter of 2023 was $295.2 million, $83.4 million lower than the same period in 2022, primarily as a result of lower copper prices, lower copper, zinc and silver sales volumes, and higher treatment and refining charges, partially offset by higher molybdenum and gold prices. Copper and zinc sales volumes were significantly lower than prior year due to a buildup of unsold copper concentrate inventory as a result of nation-wide road blockades in Peru during the quarter and the planned closure of the 777 mine in Manitoba in June 2022 contributing to higher production and sales in the comparative period.

The following table provides further details on these variances:

(in $ millions)	Three months ended March 31, 2023

Metals prices[1]
Lower copper prices	(22.4)
Lower zinc prices	(4.4)
Higher gold prices	6.9
Higher silver prices	0.4
Sales volumes
Lower copper sales volumes	(20.7)
Lower zinc sales volumes	(45.2)
Higher gold sales volumes	2.4
Lower silver sales volumes	(7.0)
Other
Change in derivative mark-to-market on zinc	(0.1)
Molybdenum and other volume and pricing differences	11.5
Variable consideration adjustments	1.6
Effect of higher treatment and refining charges	(6.4)

Decrease in revenue in 2023 compared to 2022	(83.4)

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended
(in $ millions)	Mar. 31, 2023	Mar. 31, 2022
Copper	164.2	209.0
Zinc	19.8	66.4
Gold	74.9	67.6
Silver	6.3	6.6
Molybdenum	19.0	9.2
Other metals	0.2	2.4
Revenue from contracts	284.4	361.2
Amortization of deferred revenue - gold	5.4	13.2
Amortization of deferred revenue - silver	5.6	11.8
Amortization of deferred revenue - variable consideration adjustments - prior periods	4.9	3.2
Pricing and volume adjustments[1]	13.4	1.2
Treatment and refining charges	(18.5)	(12.1)
Revenue	295.2	378.6

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 16 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the first quarter of 2023 and 2022, respectively, are summarized below:

			Realized prices[1] for the
		LME QTD 2023[2]	Three months ended
			Mar. 31, 2023	Mar. 31, 2022
Prices
Copper	$/lb	4.05	3.98	4.53
Zinc[3]	$/lb	1.42	1.39	1.76
Gold[4]	$/oz		1,881	1,741
Silver[4]	$/oz		22.14	21.56

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

2 London Metal Exchange average for copper and zinc prices.

3 Includes sales of zinc concentrate and sales of zinc metal for the three months ended March 31, 2022. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. Realized prices include the effect of provisional pricing adjustments on zinc concentrate.

4 Sales of gold and silver from Constancia mine are subject to our precious metals stream agreement with Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 25 of this MD&A.

Average LME copper prices during the first quarter of 2023 increased by 12% compared to the fourth quarter of 2022. The first quarter realized copper price was 2% below the LME quarterly average price as the timing of Peru sales were significantly weighted toward the end of the first quarter due to road blockades early in the quarter.

During the quarter, we successfully extended our existing quotational period hedging program to approximately 8,000 tonnes of contained copper in the previously unsold concentrate inventory in Peru to lock in prevailing copper prices.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended March 31, 2023
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	164.2	19.8	74.9	6.3	19.0	0.2	284.4
Amortization of deferred revenue	-	-	5.4	5.6	-	-	11.0
Pricing and volume adjustments [3]	(1.5)	(2.5)	13.2	0.1	4.1	-	13.4
By-product credits [4]	162.7	17.3	93.5	12.0	23.1	0.2	308.8
Revenue, excluding mark-to-market on non-QP hedges	162.7	17.3	93.5	12.0	23.1	0.2	308.8
Payable metal in concentrate and doré sold [6]	18,541	5,628	49,720	541,884	254	-	-
Realized price [7]	8,775	3,074	1,881	22.14	-	-	-
Realized price [8]	3.98	1.39	-	-	-	-	-
Three months ended March 31, 2022
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	209.0	66.4	67.6	6.6	9.2	2.5	361.3
Amortization of deferred revenue	-	-	13.2	11.8	-	-	25.0
Pricing and volume adjustments [3]	(3.2)	0.7	3.4	0.2	0.1	-	1.2
By-product credits [4]	205.8	67.1	84.2	18.6	9.3	2.5	387.5
Derivative mark-to-market [5]	-	(0.1)	-	-	-	-	(0.1)
Revenue, excluding mark-to-market on non-QP hedges	205.8	67.0	84.2	18.6	9.3	2.5	387.4
Payable metal in concentrate sold [6]	20,609	17,306	48,343	864,591	213	-	-
Realized price [7]	9,985	3,875	1,741	21.56	-	-	-
Realized price [8]	4.53	1.76	-	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

5 Derivative mark-to-market excludes mark-to-market on QP hedges.

6 Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.

8 Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended
		Mar. 31, 2023
		Peru [1]
Gold	oz	6,579
Silver	oz	365,644
Gold deferred revenue drawdown rate[1,2]	$/oz	820
Gold cash rate[3]	$/oz	416
Total gold stream realized price	$/oz	1,236
Silver deferred revenue drawdown rate[1,2]	$/oz	15.26
Silver cash rate[3]	$/oz	6.14
Total silver stream realized price	$/oz	21.40

		Three months ended
		Mar. 31, 2022
		Manitoba	Peru
Gold	oz	4,388	10,494
Silver	oz	86,912	643,636
Gold deferred revenue drawdown rate[1,2]	$/oz	1,252	734
Gold cash rate[3]	$/oz	429	412
Total gold stream realized price	$/oz	1,681	1,146
Silver deferred revenue drawdown rate[1,2]	$/oz	24.73	14.95
Silver cash rate[3]	$/oz	6.33	6.08
Total silver stream realized price	$/oz	31.06	21.03

1 Subsequent to the variable consideration adjustment recorded on January 1, 2023, the deferred revenue amortization is recorded in Peru at $820/oz gold and $15.26/oz silver (March 31, 2022 - $734/oz gold and $14.95/oz silver).

2 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

3 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed. The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended
	Mar. 31, 2023	Mar. 31, 2022
Peru
Mining	26,786	28,402
Milling	46,191	47,655
Changes in product inventory	(11,135)	(4,772)
Depreciation and amortization	41,960	48,362
G&A	16,452	16,198
Inventory adjustments	-	(461)
Freight, royalties and other charges	13,092	10,331
Total Peru cost of sales	133,346	145,715
Manitoba
Mining	37,752	59,433
Milling	14,848	21,509
Zinc plant	-	18,376
Changes in product inventory	1,726	(16,148)
Depreciation and amortization	25,462	32,729
G&A	10,182	23,243
Freight, royalties and other charges	5,390	8,494
Total Manitoba cost of sales	95,360	147,636
Cost of sales	228,706	293,351

Total cost of sales for the first quarter of 2023 was $228.7 million, reflecting a decrease of $64.7 million from the first quarter of 2022. Peru cost of sales decreased by $12.4 million in the first quarter of 2023, compared to the same period of 2022 mainly due to changes in product inventory caused by a buildup of copper concentrate during the quarter as nation-wide road blockades delayed shipments until March 2022. Peru cost of sales were also lower in the first quarter of 2023, versus the comparative 2022 period, due to lower mining and depreciation as the mine plan for Peru was temporarily adjusted to prioritize the processing of lower grade stockpiles and shorter haulage distance ore to ensure steady operation of the plant.

Manitoba cost of sales decreased by $52.3 million in the first quarter of 2023, compared to the same period of 2022 as a result of the closure of the zinc plant in June 2022, decreases in the mining, milling and depreciation costs due to the planned closure of 777 and the Flin Flon mill, a reduction of general and administrative and freight costs and favourable movements in the foreign exchange rate as Manitoba's costs are primarily denominated in Canadian dollars. These decreases were partially offset by relatively stable fluctuations in product inventory compared to a prior year buildup of copper concentrate product inventory.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the first quarter of 2023, other significant variances in expenses from operations, compared to the same period in 2022, include the following:

- Re-evaluation adjustment - environmental provision decreased by $71.6 million due to the relative revaluation of the environmental reclamation provision on our Manitoba non-producing sites from changes in long term risk-free discount rates and inflation rates.

Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation rates and long-term risk-free discount rates and, as such, we may continue to experience significant quarterly closure cost provision revaluations.

- Exploration expenses decreased by $10.4 million as Copper World drilling costs expensed in the comparative 2022 period are now being capitalized.

- Other expenses decreased by $4.1 million compared to the same period in 2022, primarily related to decreases in evaluation costs as costs related to Copper World have been capitalized since May 2022, partially offset by increases in care & maintenance costs for the Flin Flon concentrator and tailings impoundment area.

Net finance expense

(in $ thousands)	Three months ended
	Mar. 31, 2023	Mar. 31, 2022

Finance costs - accrued or payable:
Interest expense on long-term debt	17,007	16,898
Withholding taxes	1,405	1,563
Loss on disposal of investments	652	-
Other accrued/payable costs[1]	202	2,223
Total finance costs - accrued or payable	19,266	20,684

Finance costs - non-cash:
Accretion on streaming agreements[2]	6,501	4,836
Change in fair value of financial assets and liabilities at fair value through profit or loss	5,597	7,216
Other non-cash costs[3]	3,612	4,008
Total finance costs - non-cash	15,710	16,060
Net finance expense	34,976	36,744

1 Includes interest income and other finance expense.

2 Includes variable consideration adjustment (prior periods).

3 Includes accretion on community agreements, accretion on Wheaton refund liability, unwinding of discount on provisions, and net foreign exchange losses (gains).

Net finance expense during the first quarter ended March 31, 2023, decreased by $1.8 million compared to the first quarter of 2022 primarily due to a $1.4 million increase in interest income and a $1.6 million decrease in the change in relative revaluation of the gold prepayment liability net of revaluation losses on our equity investments held at period end. This decline was offset by a $1.7 million increase due to a variable consideration adjustment net of accretion on streaming arrangements.

Tax Expense

For the three months ended March 31, 2023, tax expense decreased by $13.1 million, compared to the same period in 2022. The following table provides further details:

	Three months ended
	Mar. 31, 2023	Mar. 31, 2022
(in $ thousands)
Deferred tax (recovery) expense - income tax[1]	(3,150)	9,601
Deferred tax (recovery) expense - mining tax[1]	(1,999)	4,990
Total deferred tax (recovery) expense	(5,149)	14,591
Current tax expense - income tax	10,765	5,477
Current tax expense - mining tax	6,357	4,978
Total current tax expense	17,122	10,455
Tax expense	11,973	25,046

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.3% to our profit before taxes of $17.4 million for the year-to-date of 2023 would have resulted in a tax expense of approximately $4.6 million; however, we recorded an income tax expense of $7.6 million. The significant items causing our effective income tax rate to be different than the 26.3% estimated Canadian statutory income tax rate include:

- Deductible temporary differences with respect to Peru, relating to the decommissioning and restoration liabilities, were recognized as we have determined that it is probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peruvian operations. This resulted in a combined deferred tax recovery of $2.6 million.

- Foreign exchange on the translation of deferred tax balances to group currency resulted in a deferred tax recovery of $0.6 million.

- The tax expense with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 26.3%, resulting in a tax expense of $7.6 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our profit before taxes of $17.4 million for the first quarter of 2023 would have resulted in a tax expense of approximately $1.7 million; however, we recorded a mining tax expense of $4.4 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable profit if mining profit is C$50 million or less;

- Between mining profit of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining profit less C$50 million multiplied by 65%;

- 15% of total mining taxable profit if mining profits are between C$55 million and C$100 million;

- Between mining profit of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining profit less C$100 million multiplied by 57%; and

- 17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2023, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2023, our liquidity includes $255.6 million in cash as well as undrawn total availability of $355.4 million under our revolving credit facilities.

Senior Unsecured Notes

We have $600.0 million aggregate principal amount of 4.5% senior notes due April 2026 and $600.0 million aggregate principal amount of 6.125% senior notes due April 2029.

Senior Secured Revolving Credit Facilities

We have two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for our Canadian and Peruvian businesses and substantially similar terms and conditions. In March 2023, we drew $40.0 million from the Canadian senior secured revolving credit facility to improve working capital flexibility during the period of high concentrate inventory levels in Peru. At March 31, 2023, we were in compliance with our covenants under the Credit Facilities and had also drawn $25.6 million in letters of credit under the Credit Facilities. In total, $65.6 million was owing under the Credit Facilities as at March 31, 2023.

C$130 Million Bilateral Letter of Credit Facility

On August 22, 2022, we closed a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility enables the Company to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, with a further C$30.0 million sub-limit for financial letters of credit. This new facility was permitted under the existing terms the Credit Facilities and has no financial covenants. As at March 31, 2023, the Manitoba business unit had drawn $56.8 million in letters of credit under the LC Facility.

Surety Bonds

As at March 31, 2023, the Arizona business unit had $12.8 million in surety bonds issued to support future reclamation and closure obligations. The Peru business unit also had $118.0 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit or surety bonds.

Gold Prepay

During the fourth quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the expected capital requirements for the New Britannia gold mill refurbishment project. The transaction valued the future gold ounce delivery obligation at 79,954 gold ounces to be delivered in fixed monthly deliveries of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

During the first quarter of 2023, we amended our gold forward sale and prepay agreements to defer eight months of deliveries starting with February 2023. Deliveries of the outstanding 37,500 ounces of gold will resume in fixed monthly amounts starting in October 2023 until August 2024. The fair value of the financial liability at March 31, 2023 was $70.9 million.

Financial Condition

Financial Condition as at March 31, 2023 compared to December 31, 2022

Cash increased by $29.9 million during the quarter to $255.6 million as at March 31, 2023. This increase was mainly due to cash inflows from operating activities of $71.3 million and a $40.0 million draw on our Credit Facilities. Offsetting these cash inflows was investing and other financing cash outflows of $66.9 million for capital investments and community agreements primarily at our Peru and Manitoba operations, partial repayment of our gold prepayment liability of $6.4 million, lease payments of $5.4 million, other finance payments of $3.1 million as well as dividends of $1.9 million. We hold the majority of our cash in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $24.5 million to $101.0 million from December 31, 2022 to March 31, 2023, primarily due to a $39.0 million decrease in current gold prepayment liability due to an eight month deferral of gold delivery obligations, an increase in inventories of $32.4 million mainly due to a buildup of Peru finished goods inventory, an increase in cash of $29.9 million and a decrease in trade payables of $10.4 million. Offsetting these items was a $40.0 million draw on our Credit Facilities, a $19.6 million increase in other liabilities mainly due to advances from customers, a $16.0 million increase in current deferred revenue liabilities and a decrease in trade receivables of $10.4 million mainly related to timing of sales receivables.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2023 and March 31, 2022:

(in $ thousands)	Three months ended
	Mar. 31, 2023	Mar. 31, 2022
Operating cash flow before change in non-cash working capital	85,608	77,615
Change in non-cash working capital	(14,329)	(14,308)
Cash generated from operating activities	71,279	63,307
Cash used in investing activities	(65,076)	(55,732)
Cash generated from (used in) financing activities	23,245	(64,719)
Effect of movement in exchange rates on cash	450	(486)
Increase (Decrease) in cash	29,898	(57,630)

Cash Flow from Operating Activities

Cash generated from operating activities was $71.3 million during the first quarter of 2023, an increase of $8.0 million compared with the same period in 2022. Operating cash flow before change in non-cash working capital was $85.6 million during the first quarter of 2023, reflecting a increase of $8.0 million compared to the first quarter of 2022. The increase in operating cash flows before changes in working capital is due to a reduction in exploration and evaluation spending and taxes paid.

Cash Flow from Investing and Financing Activities

During the first quarter of 2023, we spent $41.8 million in investing and financing activities, primarily driven by $65.0 million in capital expenditures, $1.9 million in community agreements, $6.4 million in partial settlement of our gold prepayment liability, $5.4 million in capitalized lease payments, $3.1 million in other finance payments as well as dividends of $1.9 million. These cash outflows were partially offset by a $40.0 million draw on our Credit Facilities.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Guidance
	Mar. 31, 2023	Mar. 31, 2022	Annual
(in $ millions)			2023[2]
Manitoba sustaining capital expenditures	11.6	24.0	75.0
Peru sustaining capital expenditures[1]	29.1	18.9	160.0
Total sustaining capital expenditures	40.7	42.9	235.0
Arizona capitalized costs	6.1	3.1	30.0
Peru growth capitalized expenditures	1.8	0.1	10.0
Manitoba growth capitalized expenditures	8.4	4.9	15.0
Other capitalized costs[2]	2.8	9.4	-
Capitalized exploration	0.6	3.1	10.0
Total other capitalized expenditures	19.7	20.6
Total capital additions	60.4	63.5

Reconciliation to cash capital additions:
Right-of-use asset additions	(0.6)	(7.8)
Community agreement additions	-	(0.8)
Change in capital accruals and other	5.1	(2.8)
Acquisition of property, plant & equipment - cash	64.9	52.1

1 Peru sustaining capital expenditures include capitalized stripping costs.

2 Other capitalized costs primarily include right-of-use lease additions, which are excluded from guidance in 2023.

For the first quarter of 2023, total capital additions declined by 5%, compared to the first quarter in 2022 as a result of lower sustaining capital expenditures in Manitoba, partially offset by higher sustaining capital expenditures in Peru and higher growth spending at in Manitoba and Arizona.

Sustaining capital expenditures in Manitoba for the three months ended March 31, 2022 were $11.6 million, representing a decline of $12.4 million compared to the same period in 2022 as the prior period reflected higher planned capital development at Lalor. Sustaining capital expenditures in Peru for the three months ended March 31, 2023 were $29.1 million, representing an increase of $10.2 million compared to the same period in 2022. The increase mainly relates to increased capitalized stripping at Pampacancha.

Growth capital spending in Manitoba for the three months ended March 31, 2023 was $8.4 million and mainly relate to the Stall recovery improvement project. The Stall flow sheet enhancements are expected to be completed in the second quarter leading to increased metal recoveries and copper and zinc concentrate grades in the second half of 2023. Growth capital expenditures in Peru for the three months ended March 31, 2023 were $1.8 million, representing an increase of $1.7 million compared to the same period in 2022 and mainly relate to planned spending on copper and molybdenum recovery improvement projects that have commenced in the first quarter of 2023.

Arizona's capital expenditures for the three months ended March 31, 2023 were $6.1 million and mainly relate to pre-feasibility study costs and Copper World carrying costs.

Other capitalized costs for the three months ended March 31, 2023 were $2.8 million.

Capital Commitments

As at March 31, 2023, we had outstanding capital commitments in Canada of approximately $4.4 million, of which all can be terminated, approximately $28.3 million in Peru primarily related to exploration option agreements, all of which can be terminated, and approximately $42.7 million in Arizona, primarily related to our Copper World project, of which approximately $7.2 million can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at March 31, 2023:

		Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)	Total
Long-term debt obligations[1]	1,582.4	107.6	132.7	687.0	655.1
Gold prepayment obligation[2]	70.9	38.6	32.3	-	-
Lease obligations	120.1	41.7	46.5	13.6	18.3
Purchase obligation - capital commitments	75.5	23.4	24.5	27.6	-
Purchase obligation - other commitments[3]	1,495.2	377.6	462.8	187.0	467.8
Pension and other employee future benefits obligations[2]	95.1	7.6	11.2	28.2	48.1
Community agreement obligations[4,5]	66.8	9.1	7.5	7.8	42.4
Decommissioning and restoration obligations[5]	413.0	4.4	9.9	7.1	391.6
Total	3,919.0	610.0	727.4	958.3	1,623.3

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments.

2 Discounted.

3 Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

4 Represents community agreement obligations and various finalized land user agreements, including Pampacancha.

5 Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreements for 777 and the Constancia mines; and,

- Government royalty payments related to the Constancia mines.

Outstanding Share Data

As of May 5, 2023, the final trading day prior to the date of this MD&A, there were 262,053,610 common shares of Hudbay issued and outstanding. In addition, there were 2,259,886 stock options outstanding.

FINANCIAL RISK MANAGEMENT

Business Integration Risk with Copper Mountain

Hudbay's expectations with respect to the financial benefits of the Proposed Transaction are based on its internal projections as well as those prepared by the Copper Mountain management team, with respect to Copper Mountain's business and operations and its anticipated financial performance (together, the "Projections"). All such Projections were based on assumptions and information available at the time the Projections were prepared. The Projections were prepared by the Hudbay's and Copper Mountain's respectively management teams for internal use and to, among other things, assist Hudbay in evaluating the Proposed Transaction. Hudbay does not know whether the assumptions made will be realized and they are subject to known and unknown risks and uncertainties, many of which are beyond Hudbay's control. As a result of these contingencies, there can be no assurance that Hudbay's expectations with respect to the financial benefits of the Proposed Transaction will be realized or that actual results will not be significantly higher or lower than expected. Further, the Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. No independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

In addition, the ability to realize the benefits of the Proposed Transaction will depend in part on, among other things, successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Hudbay's ability to realize the anticipated growth opportunities and synergies from integrating Copper Mountain's business following completion of the Proposed Transaction. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to Hudbay following completion of the Proposed Transaction, and from operational matters during this process. There can be no assurance that management will be able to integrate the operations of Copper Mountain's business successfully and realize the anticipated financial benefits. Many operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies may present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with key stakeholders or to achieve the anticipated benefits of the Proposed Transaction. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of Hudbay.

Implication of Copper World Pre-feasibility Study on Phase I of Copper World

As with any change in mine plan, or new technical report or pre-feasibility assessment, there is a risk that the timing and extent of operating and capital expenditures may result in an indicator of impairment or impairment reversal. In the case of the forthcoming Copper World pre-feasibility study, management will assess impairment considerations with respect to changes in timing and expenditures to support the development of Copper World.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)
	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production on a copper equivalent basis (tonnes)	38,614	45,454	42,099	46,332	45,085	50,685	42,243	39,289
Average realized copper price ($/lb)	3.98	3.61	3.47	4.28	4.53	4.34	4.26	4.40
Revenue	295.2	321.2	346.2	415.5	378.6	425.2	359.0	404.2
Gross profit (loss)[3]	66.5	69.7	32.4	89.5	85.3	81.7	(85.4)	82.2
Profit (loss) before tax	17.4	(14.3)	(0.3)	21.5	88.9	(0.2)	(147.8)	14.8
Profit (loss)	5.5	(17.4)	(8.1)	32.1	63.8	(10.5)	(170.4)	(3.4)
Adjusted net earnings (loss)[1]	0.1	2.6	(12.4)	30.5	5.2	32.7	0.9	5.4
Earnings (loss) per share:
Basic and diluted	0.02	(0.07)	(0.03)	0.12	0.24	(0.04)	(0.65)	(0.01)
Adjusted net earnings (loss)[1] per share	0.00	0.01	(0.05)	0.12	0.02	0.13	0.00	0.02
Operating cash flow[2]	85.6	109.1	81.6	123.9	77.6	156.9	103.5	132.8
Adjusted EBITDA[1]	101.9	124.7	99.3	141.4	110.2	180.8	119.2	143.2

1 Adjusted net earnings (loss), adjusted net earnings (loss) per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Operating cash flow before changes in non-cash working capital.

3 Gross profit (loss) includes $147.3 million and $46.2 million, respectively, of impairment losses related to environmental reclamation provision for the now closed Flin Flon operation for the three months ended September 30, 2021 and December 31, 2021.

Commodity prices have rebounded in the first quarter of 2023, but these increases have also contributed to inflationary pressures on consumables, labour and supplies. Average gold prices during the quarter reached levels not seen since 2020, which positively impacted first quarter gross profit. Political unrest in Peru resulted in road blockades causing logistics and supply chain disruptions until mid-February 2023, affecting overall revenues and profit.

The easing of domestic COVID measures by China during the fourth quarter of 2022 resulted in a rebound of most industrial commodity prices. However, late in the quarter, Peru experienced heightened tensions and social unrest following a change in the country's political leadership. Inflationary pressures on fuel, consumables and energy costs have persisted globally, negatively impacting our production costs and margins.

Fourth quarter revenues were negatively impacted by lower production due to planned maintenance programs at Lalor and Constancia, the planned closure of 777 earlier in the year, short-term changes in the mine plan in Peru and a build up of product inventory in Peru due to the aforementioned social unrest. The revenue impact of lower throughput was partially offset by higher commodity prices. Additionally, the fourth quarter results were impacted by a non-cash loss of $13.5 million related to the quarterly revaluation of our Flin Flon environmental reclamation provision due to changes in real, long-term discount rates.

Commodity prices declined during the third quarter of 2022 while growing inflationary pressures contributed to higher mine operating costs resulting in declines in our key financial metrics during the quarter. Third quarter results were also impacted by lower production due to the closure of 777 in the second quarter of 2022 and the commencement of care and maintenance activities, which will continue for the next several years. Relatively small movements in real, long-term discount rates will continue to impact the revaluation of our environmental reclamation provisions for closed sites in Manitoba and these movements will be reflected through the income statement.

The second quarter results for 2022 were impacted by a revaluation gain of $60.7 million pertaining mostly to the environmental reclamation provision on our Flin Flon site due to increases in long-term risk-free interest rates. A pre-tax impairment loss of $95.0 million was recorded following the release of the Copper World Preliminary Economic Assessment in June 2022 as certain assets associated with the previous, stand-alone development plan for the Rosemont deposit are no longer expected to be recoverable.

Results in the first quarter of 2022 benefited from a trend of higher realized base metal prices, but were also impacted by rising operating costs caused by inflation. While we achieved increased gold production from the higher grade Pampacancha deposit and the higher recovery New Britannia gold mill, we experienced increased levels of COVID-19 related absenteeism in the workforce, impacting production, and also experienced limited availability of rail cars leading to reduced sales and an inventory build-up. The first quarter results were also impacted by a revaluation gain of $78.2 million pertaining mostly to the environmental reclamation provision on our Flin Flon site and $1.7 million for our non-producing sites in Manitoba caused by an increase in long-term risk-free interest rates.

Results for the fourth quarter of 2021 benefited from higher realized metal prices. This strength in commodity prices combined with higher gold production following the commencement of commercial production at New Britannia and improving copper recoveries led to record revenue of $425.2 million during the quarter. Adjusted EBITDA and operating cash flow both reached record highs. Notwithstanding these records, continued inflationary pressures along with lower copper grades caused operating costs to climb and put pressure on gross margins, compared to earlier quarters. A revaluation of our environmental reclamation provision for the Flin Flon closure plan resulted in a $46.2 million non-cash charge, which negatively impacted net income for the quarter.

During the third quarter of 2021, increasing base metal prices contributed to strong revenues and operating cash flow. Mining at Pampacancha continued to ramp-up, contributing significantly to gold production during the quarter. As a result of the planned closure of Flin Flon operations in mid-2022 and an updated Flin Flon closure plan, non-cash charges totaling $156.3 million were incurred, which negatively impacted gross profit for the quarter. In Peru, ongoing COVID-19 costs, along with lower copper grades, put pressure on operating costs.

Financial results in the second quarter of 2021 benefited from initial production at the Pampacancha pit but were negatively impacted by higher operating costs in Peru and lower Manitoba metal production caused by COVID-19 related impacts as well as lower copper and zinc grades and lower precious metal recoveries.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost is shown because we believe it helps investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) represents net earnings (loss) excluding certain impacts, net of taxes, such as mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, revaluation of the environmental reclamation provision for closed sites, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted net earnings (loss) for the three months ended March 31, 2023 and 2022.

	Three months ended
(in $ millions)	Mar. 31, 2023	Mar. 31, 2022
Profit for the period	5.4	63.8
Tax expense	12.0	25.0
Profit before tax	17.4	88.8
Adjusting items:
Mark-to-market adjustments[1]	6.8	10.5
Foreign exchange loss	0.3	1.5
Variable consideration adjustment - stream revenue and accretion	(5.0)	(5.8)
Peru inventory reversal	-	(0.5)
Re-evaluation adjustment - environmental provision[2]	(8.2)	(79.9)
Evaluation expenses	-	7.0
Restructuring charges - Manitoba[3]	-	0.7
Loss on disposal of investments	0.7	-
Loss on disposal of plant and equipment and non-current assets - Manitoba	0.1	-
Adjusted earnings before income taxes	12.1	22.3
Tax expense	(12.0)	(25.0)
Tax impact of adjusting items	-	7.9
Adjusted net earnings	0.1	5.2
Adjusted net earnings ($/share)	0.00	0.02
Basic weighted average number of common shares outstanding (millions)	262.0	261.7

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation (recoveries) expenses.

2 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

3 Includes closure costs for Flin Flon operations in 2022.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had an adjusted net earnings in the first quarter of 2023 of $0.1 million or $0.00 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is profit or loss before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for profit or loss or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted EBITDA for the three months ended March 31, 2023 and 2022:

	Three months ended
(in $ millions)	Mar. 31, 2023	Mar. 31, 2022
Profit for the period	5.4	63.8
Add back:
Tax expense	12.0	25.0
Net finance expense	35.0	36.7
Other expense	5.0	9.0
Depreciation and amortization	67.4	81.1
Amortization of deferred revenue and variable consideration adjustment	(15.9)	(28.2)
	108.9	187.4
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(8.2)	(79.9)
Peru inventory write down reversal	-	(0.5)
Share-based compensation expense[1]	1.2	3.2
Adjusted EBITDA	101.9	110.2

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at March 31, 2023 and December 31, 2022:

(in $ thousands)	Mar. 31, 2023	Dec. 31, 2022
Total long-term debt	1,225,023	1,184,162
Cash	(255,563)	(225,665)
Net debt	969,460	958,497

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2023 and 2022. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
Net pounds of copper produced[1]
(in thousands)	Mar. 31, 2023	Mar. 31, 2022
Peru	45,233	42,254
Manitoba	4,508	12,205
Net pounds of copper produced	49,741	54,459

1 Contained copper in concentrate.

Consolidated	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	188,403	3.79	242,058	4.45
By-product credits	(146,111)	(2.94)	(181,673)	(3.34)

Cash cost, net of by-product credits	42,292	0.85	60,385	1.11

Consolidated	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	64,538	1.30	87,835	1.61
Milling	61,039	1.23	69,164	1.27
Refining (zinc)	-	-	18,376	0.34
G&A	26,555	0.53	38,993	0.72
Onsite costs	152,132	3.06	214,368	3.94
Treatment & refining	18,495	0.37	12,083	0.22
Freight & other	17,776	0.36	15,607	0.29
Cash cost, before by-product credits	188,403	3.79	242,058	4.45

Consolidated	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	17,374	0.35	67,129	1.23
Gold[3]	93,479	1.88	84,174	1.55
Silver[3]	11,998	0.24	18,639	0.34
Molybdenum & other	23,260	0.47	11,731	0.22
Total by-product credits	146,111	2.94	181,673	3.34
Reconciliation to IFRS:

Cash cost, net of by-product credits	42,292		60,385
By-product credits	146,111		181,673
Treatment and refining charges	(18,495)		(12,083)
Inventory adjustments	-		(461)
Share-based compensation expense	79		448
Change in product inventory	(9,409)		(20,920)
Royalties	706		3,218
Depreciation and amortization[4]	67,422		81,091
Cost of sales[5]	228,706		293,351

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 24 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three ended March 31, 2023 the variable consideration adjustments amounted income of $4,885 (three months ended March 31, 2022 - income of $3,245).

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Peru	Three months ended
(in thousands)	Mar. 31, 2023	Mar. 31, 2022
Net pounds of copper produced[1]	45,233	42,254

1 Contained copper in concentrate.

Peru	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	26,786	0.59	28,402	0.67
Milling	46,191	1.03	47,655	1.13
G&A	16,466	0.36	16,100	0.38
Onsite costs	89,443	1.98	92,157	2.18
Treatment & refining	10,603	0.24	7,585	0.18
Freight & other	12,427	0.27	9,477	0.22
Cash cost, before by-product credits	112,473	2.49	109,219	2.58
By-product credits	(50,899)	(1.13)	(43,997)	(1.04)
Cash cost, net of by-product credits	61,574	1.36	65,222	1.54

Peru	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	19,301	0.43	21,712	0.51
Silver[3]	8,577	0.19	12,991	0.31
Molybdenum	23,021	0.51	9,294	0.22
Total by-product credits	50,899	1.13	43,997	1.04
Reconciliation to IFRS:

Cash cost, net of by-product credits	61,574		65,222
By-product credits	50,899		43,997
Treatment and refining charges	(10,603)		(7,585)
Inventory adjustments	-		(461)
Share-based compensation expenses	(14)		98
Change in product inventory	(11,135)		(4,772)
Royalties	665		854
Depreciation and amortization[4]	41,960		48,362

Cost of sales[5]	133,346		145,715

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 24 of this MD&A.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Consolidated	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	42,292	0.85	60,385	1.11
Cash sustaining capital expenditures	47,869	0.96	60,963	1.12
Royalties	706	0.02	3,218	0.06
Sustaining cash cost, net of by-product credits	90,867	1.83	124,566	2.29
Corporate selling and administrative expenses & regional costs	10,215	0.20	13,060	0.24
Accretion and amortization of decommissioning and community agreements[1]	1,958	0.04	721	0.01
All-in sustaining cash cost, net of by-product credits	103,040	2.07	138,347	2.54
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	33,554		39,399
Capitalized stripping net additions	26,984		24,146
Total accrued capital additions	60,538		63,545
Less other non-sustaining capital costs[2]	19,850		20,604
Total sustaining capital costs	40,688		42,941
Capitalized lease cash payments - operating sites	4,702		9,259
Community agreement cash payments	1,189		3,772
Accretion and amortization of decommissioning and restoration obligations [3]	1,290		4,991
Cash sustaining capital expenditures	47,869		60,963

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	61,574	1.36	65,222	1.54
Cash sustaining capital expenditures	33,564	0.74	30,039	0.71
Royalties	665	0.02	854	0.02
Sustaining cash cost per pound of copper produced	95,803	2.12	96,115	2.27

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell gold would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2023 and 2022. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2023	Mar. 31, 2022
Net ounces of gold produced[1]	36,034	43,167

1 Contained gold in concentrate and doré.

Manitoba	Three months ended		Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Cash cost per ounce of gold produced	$000s	$/oz1	$000s	$/oz1
Mining	37,752	1,048	59,433	1,377
Milling	14,848	412	21,509	498
Refining (zinc)	-	-	18,376	426
G&A	10,089	280	22,893	530
Onsite costs	62,689	1,740	122,211	2,831
Treatment & refining	7,892	219	4,498	104
Freight & other	5,349	148	6,130	142
Cash cost, before by-product credits	75,930	2,107	132,839	3,077
By-product credits	(42,131)	(1,169)	(114,874)	(2,661)
Gold cash cost, net of by-product credits	33,799	938	17,965	416

Manitoba	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Supplementary cash cost information	$000s	$/oz [1]	$000s	$/oz [1]
By-product credits[2]:
Copper	21,097	585	39,660	919
Zinc	17,374	482	67,129	1,555
Silver[3]	3,421	95	5,648	131
Other	239	7	2,437	56
Total by-product credits	42,131	1,169	114,874	2,661
Reconciliation to IFRS:
Cash cost, net of by-product credits	33,799		17,965
By-product credits	42,131		114,874
Treatment and refining charges	(7,892)		(4,498)
Share-based compensation expenses	93		350
Change in product inventory	1,726		(16,148)
Royalties	41		2,364
Depreciation and amortization[4]	25,462		32,729
Cost of sales[5]	95,360		147,636

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 24 of this MD&A.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Manitoba	Three months ended
	Mar. 31, 2023		Mar. 31, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	33,799	938	17,965	416
Cash sustaining capital expenditures	14,304	397	30,924	716
Royalties	41	1	2,364	55
Sustaining cash cost per ounce of gold produced	48,144	1,336	51,253	1,187

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2023 and 2022.

Peru	Three months ended
(in thousands except unit cost per tonne)	Mar. 31, 2023	Mar. 31, 2022
Combined unit cost per tonne processed
Mining	26,786	28,402
Milling	46,191	47,655
G&A1	16,466	16,100
Other G&A2	(1,539)	(571)
	87,904	91,586
Less: COVID-19 related costs	-	2,321
Unit cost	87,904	89,265
Tonnes ore milled	7,664	7,214
Combined unit cost per tonne	11.47	12.37
Reconciliation to IFRS:
Unit cost	87,904	89,265
Freight & other	12,427	9,477
COVID-19 related costs	-	2,321
Other G&A	1,539	571
Share-based compensation expenses	(14)	98
Inventory adjustments	-	(461)
Change in product inventory	(11,135)	(4,772)
Royalties	665	854
Depreciation and amortization	41,960	48,362
Cost of sales[3]	133,346	145,715

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.
3 As per IFRS financial statements.

Manitoba	Three months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Mar. 31, 2023	Mar. 31, 2022
Combined unit cost per tonne processed
Mining	37,752	59,433
Milling	14,848	21,509
G&A1	10,089	22,893
Less: G&A allocated to zinc metal production and other areas	-	(13,407)
Less: Other G&A related to profit sharing costs	(1,139)	-
Unit cost	61,550	90,428
USD/CAD implicit exchange rate	1.35	1.27
Unit cost - C$	83,193	114,504
Tonnes ore milled	385,661	651,333
Combined unit cost per tonne - C$	216	176
Reconciliation to IFRS:
Unit cost	61,550	90,428
Freight & other	5,349	6,130
Refined (zinc)	-	18,376
G&A allocated to zinc metal production	-	13,407
Other G&A related to profit sharing	1,139	-
Share-based compensation expenses	93	350
Change in product inventory	1,726	(16,148)
Royalties	41	2,364
Depreciation and amortization	25,462	32,729
Cost of sales[2]	95,360	147,636

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

Manitoba	Three months ended
(in thousands except zinc plant unit cost per pound)	March 31, 2022
Zinc plant unit cost [1]

Zinc plant costs	18,376
G&A [2]	22,893
Less: G&A allocated to other areas	(19,511)
Zinc plant unit cost	21,758

USD/CAD implicit exchange rate	1.27
Zinc plant unit cost - C$	27,551
Refined metal produced (in pounds)	44,231
Zinc plant unit cost per pound - C$	0.62

Reconciliation to IFRS:
Zinc plant unit cost	21,758
Freight & other	6,130
Mining	59,433
Milling	21,509
G&A allocated to other areas	19,511
Share-based payment	350
Change in product inventory	(16,148)
Royalties	2,364
Depreciation and amortization	32,729
Cost of sales[3]	147,636

1 The zinc plant ceased operations in June 2022. Prior year comparative information is disclosed above.

2 G&A as per cash cost reconciliation above.

3 As per IFRS financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted and not yet adopted

For information on new standards and interpretations adopted and not yet adopted, refer to note 4 of our March 31, 2023 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated financial statements in accordance with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our March 31, 2023 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three months ended March 31, 2023 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the consummation and timing of the Transaction; approval by Copper Mountain's and Hudbay's shareholders; the satisfaction of the conditions precedent to the consummation of the Transaction; the strengths, characteristics and potential operating efficiencies and corporate synergies resulting from the Transaction; growth potential and expectations regarding the timing, receipt and anticipated effects of court, regulatory and other consents and approvals; the impact of the Transaction on shareholders of Hudbay and Copper Mountain and other stakeholders and other anticipated benefits of the Transaction, statements regarding our production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending, capital expenditures and net debt, expectations regarding the impact of inflationary pressures on our cost of operations, financial condition and prospects, the expected results and benefits of the new 10-year agreement for 100% renewable energy supply to Constancia, expectations regarding our cash balance and liquidity for 2023, expectations regarding the Copper World project, including with respect to our plans for a pre-feasibility study, the estimated timelines and pre-requisites for sanctioning the project  and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project and permitting related litigation, our ability to increase the mining rate at Lalor, the anticipated timing for completing the Stall recovery improvement program and anticipated benefits therefrom, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties and to advance related drill plans, the timing of mining higher-grade ore in the Pampacancha pit and our  expectations resulting therefrom, expectations regarding the potential impact of short-term mine plan changes implemented at Constancia, expectations regarding the ability for the company to reduce greenhouse gas emissions, the company's evaluation of opportunities to reprocess tailings, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield growth projects on our performance, anticipated expansion opportunities in Snow Lake, anticipated drill programs and exploration activities, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to satisfy the conditions to closing the Transaction, including the receipt of shareholder, regulatory and court approvals;

- that no third party would make a superior proposal to the Transaction;

- that the Arrangement Agreement would not be terminated in certain circumstances;

- the ability to achieve production and cost guidance;

- the ability to achieve discretionary spending reductions without impacting operations;

- no significant interruptions to our operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex environment in Peru;

- no interruptions to our plans for advancing the Copper World project;

- the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans;

- the ability to increase the mining rate at Lalor;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to failure to receive approval of the Transaction by Hudbay or Copper Mountain shareholders, the required court, regulatory and other consents and approvals to effect the Transaction, the potential of a third party making a superior proposal to the Transaction, the possibility that the Arrangement Agreement could be terminated under certain circumstances, political and social risks in the regions the company operates, including the uncertainty with respect to the political and social environment in Peru and its potential impact on our mining operations (as further described below), risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of our projects, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading our tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in our most recent Annual Information Form and under the heading "Financial Risk Management" in this MD&A .

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to our material mineral projects has been approved by Olivier Tavchandjian, P. Geo, our Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.

SUMMARY OF RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [4]	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Consolidated Financial Condition ($000s)
Cash		$255,563	$225,665	$225,665	$286,117	$258,556	$213,359	$270,989	$270,989	$297,451	$294,287	$310,564
Total long-term debt		1,225,023	1,184,162	1,184,162	1,183,237	1,182,143	1,181,119	1,180,274	1,180,274	1,182,612	1,181,195	1,180,798
Net debt[1]		969,460	958,497	958,497	897,120	923,587	967,760	909,285	909,285	885,161	886,908	870,234
Consolidated Financial Performance ($000s except per share amounts)
Revenue		$295,219	$1,461,440	$321,196	$346,171	$415,454	$378,619	$1,501,998	$425,170	$358,961	$404,242	$313,624
Cost of sales		228,706	1,184,552	251,520	313,741	325,940	293,351	1,370,979	343,426	444,379	322,060	261,112
Earnings (loss) before tax		17,430	95,815	(14,287)	(263)	21,504	88,861	(202,751)	(149)	(147,830)	14,819	(69,592)
Earnings (loss)		5,457	70,382	(17,441)	(8,135)	32,143	63,815	(244,358)	(10,453)	(170,411)	(3,395)	(60,102)
Basic and diluted earnings (loss) per share		$0.02	$0.27	$(0.07)	$(0.03)	$0.12	$0.24	$(0.93)	$(0.04)	$(0.65)	$(0.01)	$(0.23)
Adjusted earnings (loss) per share [1]		$0.00	$0.10	$0.01	$(0.05)	$0.12	$0.02	$0.09	$0.13	$0.00	$0.02	$(0.06)
Operating cash flow before change in non-cash working capital		85,608	391,729	109,148	81,617	123,911	77,615	483,862	156,917	103,509	132,786	90,656
Adjusted EBITDA (in $ millions) [1]		101.9	475.9	124.7	99.3	141.4	110.2	547.8	180.8	119.2	143.2	104.2
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	22,562	104,173	29,305	24,498	25,668	24,702	99,470	28,198	23,245	23,474	24,553
Gold	ounces	47,240	219,700	53,920	53,179	58,645	53,956	193,783	64,159	54,276	39,848	35,500
Silver	ounces	702,809	3,161,294	795,015	717,069	864,853	784,357	3,045,481	899,713	763,177	685,916	696,673
Zinc	tonnes	9,846	55,381	6,326	9,750	17,053	22,252	93,529	23,207	20,844	21,538	27,940
Molybdenum	tonnes	289	1,377	344	437	390	207	1,146	275	282	295	294
Payable metal in concentrate and doré sold
Copper	tonnes	18,541	94,473	25,415	24,799	23,650	20,609	92,200	24,959	21,136	25,176	20,929
Gold	ounces	49,720	213,415	47,256	66,932	50,884	48,343	168,358	56,927	47,843	38,205	25,383
Silver	ounces	541,884	2,978,485	559,306	816,416	738,171	864,591	2,427,508	638,640	701,601	577,507	509,760
Zinc [3]	tonnes	5,628	59,043	8,230	12,714	20,793	17,306	96,435	21,112	21,619	25,361	28,343
Molybdenum	tonnes	254	1,352	421	511	208	213	1,098	245	304	265	284
Cash cost [1]	$/lb	$0.85	$0.86	$1.08	$0.58	$0.65	$1.11	$0.74	$0.51	$0.62	$0.84	$1.04
Sustaining cash cost	$/lb	$1.83	$2.07	$2.21	$1.91	$1.87	$2.29	$2.07	$1.95	$1.97	$2.25	$2.16
All-in sustaining cash cost [1]	$/lb	$2.07	$2.26	$2.41	$2.16	$1.93	$2.54	$2.30	$2.20	$2.18	$2.48	$2.37

1Net debt, adjusted earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2023	2022 [5]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [5]	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Peru Operations
Constancia ore mined[1]	tonnes	3,403,181	25,840,435	5,614,918	6,300,252	7,017,114	6,908,151	29,714,327	7,742,469	6,208,019	8,016,373	7,747,466
Copper	%	0.34	0.35	0.40	0.36	0.33	0.32	0.31	0.33	0.30	0.30	0.30
Gold	g/tonne	0.04	0.04	0.04	0.05	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Silver	g/tonne	2.52	3.40	3.48	3.38	3.53	3.22	2.88	2.81	2.76	3.02	2.90
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	897,295	8,319,250	3,771,629	2,488,928	1,211,387	847,306	5,141,001	2,107,196	2,050,813	982,992	-
Copper	%	0.49	0.33	0.37	0.29	0.29	0.27	0.27	0.27	0.27	0.26	-
Gold	g/tonne	0.52	0.29	0.29	0.23	0.28	0.43	0.30	0.34	0.27	0.27	-
Silver	g/tonne	5.12	4.06	3.84	4.30	4.25	4.06	4.02	4.26	3.58	4.43	-
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	-
Ore milled	tonnes	7,663,728	30,522,294	7,795,735	7,742,020	7,770,706	7,213,833	28,809,755	8,048,925	6,985,035	7,413,043	6,362,752
Copper	%	0.33	0.34	0.41	0.34	0.32	0.31	0.32	0.33	0.30	0.31	0.33
Gold	g/tonne	0.08	0.09	0.12	0.08	0.09	0.08	0.08	0.11	0.11	0.07	0.04
Silver	g/tonne	3.69	3.58	3.93	3.48	3.64	3.26	3.35	3.67	3.93	2.88	2.84
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	81.7	85.0	85.1	84.5	85.0	85.3	84.6	86.0	84.9	83.3	84.1
Gold recovery	%	56.8	63.6	69.6	61.9	60.3	59.8	64.6	63.6	71.9	62.2	52.0
Silver recovery	%	60.7	65.7	66.5	65.2	64.2	66.9	63.7	60.8	59.1	68.2	69.9
Molybdenum recovery	%	34.8	34.8	37.7	41.0	38.8	21.1	31.5	26.7	33.5	33.3	33.4
Contained metal in concentrate
Copper	tonnes	20,517	89,395	27,047	22,302	20,880	19,166	77,813	22,856	18,072	19,058	17,827
Gold	ounces	11,206	58,229	20,860	12,722	13,858	10,789	50,306	17,917	17,531	10,220	4,638
Silver	ounces	552,167	2,309,352	655,257	564,299	584,228	505,568	1,972,949	578,140	521,036	468,057	405,714
Molybdenum	tonnes	289	1,377	344	437	390	207	1,146	275	282	295	294
Payable metal sold
Copper	tonnes	16,316	79,805	23,789	20,718	18,473	16,825	71,398	20,551	16,065	19,946	14,836
Gold	ounces	11,781	49,968	15,116	11,970	8,430	14,452	41,807	16,304	16,902	5,638	2,963
Silver	ounces	392,207	2,045,678	411,129	513,470	484,946	636,133	1,490,651	380,712	457,263	315,064	337,612
Molybdenum	tonnes	254	1,352	421	511	208	213	1,098	245	304	265	284
Peru combined unit operating cost [2,3,4]	$/tonne	$11.47	$12.78	$13.64	$13.06	$12.02	$12.37	$10.70	$9.96	$10.93	$10.40	$11.74
Peru cash cost[3]	$/lb	$1.36	$1.58	$1.34	$1.68	$1.82	$1.54	$1.54	$1.28	$1.26	$1.85	$1.82
Peru sustaining cash cost[3]	$/lb	$2.12	$2.35	$2.09	$2.46	$2.62	$2.27	$2.46	$2.46	$2.31	$2.69	$2.36

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

4 2022 and 2021 combined unit costs exclude COVID-19 related costs.

5 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2023	2022 [1]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [1]	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Manitoba Operations
Lalor ore mined	tonnes	373,599	1,516,203	369,453	347,345	412,653	386,752	1,593,141	422,208	392,380	356,951	421,602
Copper	%	0.57	0.73	0.73	0.71	0.70	0.80	0.71	0.78	0.86	0.64	0.57
Zinc	%	3.32	3.14	2.17	3.27	3.06	4.06	4.23	4.19	3.60	3.81	5.20
Gold	g/tonne	3.96	4.00	4.00	4.57	3.73	3.76	3.41	3.92	3.85	3.19	2.67
Silver	g/tonne	18.24	21.96	19.37	21.27	23.95	22.94	24.66	30.35	22.13	22.98	22.75
777 ore mined	tonnes	-	484,355	-	-	226,286	258,069	1,053,710	266,744	256,536	255,170	275,260
Copper	%	-	1.12	-	-	1.03	1.19	1.28	1.13	1.06	0.82	2.06
Zinc	%	-	3.83	-	-	3.51	4.12	3.91	4.16	3.88	3.57	4.00
Gold	g/tonne	-	1.66	-	-	1.62	1.69	2.03	1.80	1.96	1.97	2.39
Silver	g/tonne	-	20.85	-	-	20.63	21.05	25.25	25.02	22.99	23.35	29.32
Stall & New Britannia Concentrator Combined:
Ore milled	tonnes	385,661	1,510,907	345,492	362,108	406,006	397,301	1,506,756	419,727	408,201	317,484	361,344
Copper	%	0.60	0.75	0.73	0.69	0.73	0.82	0.72	0.75	0.82	0.68	0.60
Zinc	%	3.31	3.30	2.31	3.33	3.20	4.24	4.30	4.12	3.58	4.06	5.53
Gold	g/tonne	3.99	4.08	3.98	4.60	3.93	3.87	3.42	3.90	3.84	3.19	2.57
Silver	g/tonne	19.08	22.15	20.40	20.66	23.98	23.16	24.95	30.07	23.32	22.02	23.40
Copper recovery	%	88.8	88.6	89.2	88.3	89.5	87.5	86.8	88.7	84.3	88.8	85.7
Zinc recovery	%	84.4	79.0	79.4	80.9	75.5	85.7	88.9	87.4	88.2	88.1	91.1
Gold recovery	%	62.0	59.2	58.8	60.9	58.8	58.4	54.9	54.6	53.4	55.5	57.5
Silver recovery	%	58.8	58.1	56.1	57.6	58.1	60.0	54.4	53.9	52.7	55.1	56.2
Flin Flon Concentrator:
Ore milled	tonnes	-	497,344	-	-	243,312	254,032	1,133,516	262,565	258,062	329,503	283,386
Copper	%	-	1.11	-	-	1.02	1.20	1.23	1.12	1.06	0.89	1.88
Zinc	%	-	3.87	-	-	3.60	4.13	3.95	4.16	3.86	3.65	4.20
Gold	g/tonne	-	1.67	-	-	1.64	1.70	2.04	1.78	1.96	2.06	2.34
Silver	g/tonne	-	21.00	-	-	20.76	21.23	24.90	25.04	22.93	23.65	28.01
Copper recovery	%	-	86.7	-	-	85.5	87.6	87.7	86.7	85.2	84.8	91.3
Zinc recovery	%	-	83.0	-	-	82.9	83.2	83.0	83.1	82.2	84.8	81.8
Gold recovery	%	-	57.1	-	-	56.4	57.7	58.5	59.2	58.1	52.9	64.0
Silver recovery	%	-	51.8	-	-	51.0	52.5	45.1	45.6	42.4	37.5	54.1

1 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [4]	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate produced
Copper	tonnes	2,045	14,778	2,258	2,196	4,788	5,536	21,657	5,342	5,173	4,416	6,726
Zinc	tonnes	9,846	55,381	6,326	9,750	17,053	22,252	93,529	23,207	20,844	21,538	27,940
Gold	ounces	30,647	132,764	25,961	32,570	37,346	36,887	134,475	37,644	36,341	29,628	30,862
Silver	ounces	139,064	799,108	127,099	138,615	264,651	268,743	1,066,003	315,054	242,131	217,859	290,959
Precious metal in doré produced
Gold	ounces	5,387	28,707	7,099	7,887	7,441	6,280	9,002	8,598	404	-	-
Silver	ounces	11,578	52,834	12,659	14,155	15,974	10,046	6,529	6,519	10	-	-
Total Manitoba payable metal sold in concentrate and doré
Copper	tonnes	2,225	14,668	1,626	4,081	5,177	3,784	20,802	4,408	5,071	5,230	6,093
Zinc[1]	tonnes	5,628	59,043	8,230	12,714	20,793	17,306	96,435	21,112	21,619	25,361	28,343
Gold	ounces	37,939	163,447	32,140	54,962	42,454	33,891	126,551	40,623	30,941	32,567	22,420
Silver	ounces	149,677	932,807	148,177	302,946	253,225	228,458	936,857	257,928	244,338	262,443	172,148
Manitoba combined unit operating cost [2,3]	C$/tonne	$216	195	$241	$235	168	176	$154	$168	$147	$148	$151
Manitoba gold cash cost [3,5]	$/oz	$938	$297	$922	$216	(207)	416	$-	$-	$-	$-	$-
Manitoba sustaining gold cash cost [3,5]	$/oz	$1,336	$1,091	$1,795	$1,045	519	1,187	$-	$-	$-	$-	$-

1 Includes refined zinc metal sold.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

5 Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits were introduced in 2022 and do not have a published comparative.